UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                    Sequential
 Exhibit                  Description                               Page Number
 -------                  -----------                               -----------

    1.           Press release, dated December 18, 2003                 3






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
                                                                       EXHIBIT 1

CONTACTS
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com           carmen.deville@alvarion.com
-------------------------           ---------------------------


                                                           FOR IMMEDIATE RELEASE

                         ALVARION JOINS THE TA 25 INDEX
                         ------------------------------

  INDEX TRACKS TEL AVIV STOCK EXCHANGE-LISTED COMPANIES WITH LARGEST MARKET CAP


TEL - AVIV, ISRAEL, DECEMBER 18, 2003 - ALVARION LTD. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced it has been notified by the Tel Aviv Stock Exchange that Alvarion will be included in the Tel Aviv 25 Index (TA 25) effective January 1, 2004. The TA 25 Index includes shares of the largest companies on the Tel Aviv Stock Exchange, ranked by market capitalization and accounts for over 50% of the Exchange's total market capitalization. Alvarion is also included in the Tel Aviv Stock Exchange Tel-Tech 15 Index, which includes the shares of the exchange's largest high-tech companies.

"We are very pleased that our shares will be included in the TA 25, the Tel Aviv Stock Exchange's most closely-tracked index," said Zvi Slonimsky, CEO of Alvarion. "This is gratifying recognition of our focus on improving our financial performance and increasing shareholder value."

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com



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
           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.


           You may register to receive Alvarion's future press releases or an Investor Kit including by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.




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
                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ALVARION LTD.



Date: December 23, 2003                  By:  /s/  Dafna Gruber
                                             -----------------------------------
                                             Name:   Dafna Gruber
                                             Title:  Chief Financial Officer





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